December 9, 2022

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Austin Pattan, Staff Attorney
Joshua Shainess, Legal Branch Chief

RE:	THUMZUP MEDIA Corp
Offering Statement on Form 1-A
Filed November 17, 2022
File No. 024-12067

To the Division of Corporation Finance:

This letter is submitted on behalf of THUMZUP MEDIA Corp, a Nevada corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated November 30, 2022, with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12067), filed with the SEC on November 17, 2022. This letter is being submitted contemporaneously with the filing of the First Amendment (the “First Amendment”) to the Offering Circular (the “Offering Circular”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Circular.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold and followed by the corresponding response of the Issuer.

Plan of Distribution and Selling Shareholders, page 24

1.	We note your statement that Dalmore Group will not be engaged as a placement agent but will “assist with the share sales in exchange for a 1% commission.” Please clarify the role of the Dalmore Group and provide support for your belief that Dalmore Group is not acting as a placement agent.

Issuer Response: Pursuant to the Broker-Dealer Agreement between the Dalmore Group and the Issuer, the Dalmore Group will perform the following exclusive list of services, which does not include the introduction of potential Investors to the Issuer:

i.	Review Investor information, including KYC (Know Your Customer) data, AML (Anti-Money Laundering), OFAC compliance background checks (it being understood that KYC and AML processes may be provided by a qualified third party);
ii.	Review each Investor’s subscription agreement to confirm such Investor’s participation in the Offering, and provide confirmation of completion of such subscription documents to Client;
iii.	iii. Contact and/or notify the issuer, if needed, to gather additional information or clarification on an Investor;
iv.	Keep Investor information and data confidential and not disclose to any third-party except as required by regulatory agencies or in our performance under this Agreement (e.g. as needed for AML and background checks);
v.	Coordinate with third party providers to ensure adequate review and compliance;
vi.	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent.

General

2.	We note your stated intention to offer bonus shares to early investors, while conducting your offering to the public at a fixed price. Please provide your analysis as to the company’s eligibility to conduct such an offering under Regulation A. In this regard, it appears that the use of bonus shares in this manner would constitute a delayed primary offering. Refer to Securities Act Rule 251(d)(3)(F)(ii).

Issuer Response: The Issuer has modified the proposed Investor Perks program on page 26 to eliminate the offer of Bonus Shares to the first 400 subscribers within 60 days of qualification to encourage early investment. The Issuer believes this change allows for the use of the remaining Bonus Shares in a manner that would not constitute a delayed primary offering.

3.	We note your disclosure that the impetus for issuing bonus shares is to reach the requisite number of shareholders and shareholder’s equity to meet the listing criteria of a national exchange. Please provide more detail regarding the company’s intention to uplist to a national exchange. If qualifying for listing on a national exchange is a condition to this offering, please include the appropriate disclosures on the cover page. Additionally, revise the summary and risk factors section to include cautionary language highlighting that the company may never meet the listing criteria of a national exchange, and that investors could be left holding illiquid securities.

Issuer Response: As described above, the Issuer has modified the proposed Investor Perks program to eliminate the offer of Bonus Shares to the first 400 subscribers within 60 days of qualification to encourage early investment. Furthermore, the Issuer has deleted the language stating the Issuer’s belief that the use of the Bonus Program in this manner “will result in the Company having the requisite number of shareholders and shareholder’s equity to meet the listing criteria of a national exchange.” Because qualifying for listing on a national exchange is not a condition of this offering, no additional disclosure in this regard has been added to the cover page. The Issuer has also the revised the summary on page 2 and risk factor section on page 15 to include cautionary language highlighting that the Company may never meet the listing criteria of a national exchange and that Investors could be left holding illiquid securities. This revision includes the following additional risk factor:

There can be no assurance that our Common Stock will ever be approved for listing on a national securities exchange. Failure to develop or maintain an active trading market could negatively affect the value of our Common Stock and make it difficult or impossible for investors to sell their shares in a timely manner.

There is currently very limited trading of our Common Stock, and an active trading market may never develop. Our Common Stock is quoted on the OTCQB tier of the OTC Markets. The OTCQB tier of the OTC Markets is a thinly traded market and lacks the liquidity of certain other public markets with which some investors may have more experience. While we remain determined to work towards getting our securities listed on a national exchange, there can be no assurance that this will occur. As a result we may never develop an active trading market for our securities which may limit our investors’ ability to liquidate their investments.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. If you need any additional information or have any follow up questions, please feel free to contact Joseph Nunziata of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Robert Steele
Name:	Robert Steele
Title:	Chief Executive Officer